Exhibit 99.2

Directors’ Interests in the Ordinary Shares of Cable and Wireless plc (“the Company”)

The Company was notified on 8 May 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 76.6 pence per share under the Cable & Wireless Share Purchase Plan: -

Adrian Chamberlain – 130 Ordinary Shares
Robert Lerwill – 164 Ordinary Shares